UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 10, 2024

(Date of Report (Date of earliest event reported))

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issue as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd,

PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On July 10, 2024, RealtyMogul Apartment Growth REIT, Inc. (the “Company,” “we” or “our”) issued an investor communication relating to the status of our follow-on offering. The text of the investor communication is set forth below.

Dear Investor,

RealtyMogul, Co., the parent company of our manager and our sponsor, recently announced that it has launched an affiliated broker-dealer, RM Securities, LLC (“RM Securities”), a registered member firm of the Financial Industry Regulatory Authority (“FINRA”) and Securities Investor Protection Corporation. We see the launch of RM Securities as a new, exciting step in the evolution of RealtyMogul, Co. and its affiliates, and we intend to engage RM Securities to serve as the broker-dealer of record in connection with our offering of shares of common stock (the “Offering”).

As previously disclosed in our offering circular, we are conducting our Offering pursuant to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended. Under Regulation A, all offerings of securities must be reviewed and qualified by the Securities and Exchange Commission (“SEC”) before an issuer can commence its offering. If a Regulation A issuer wants to offer its securities continuously, it must file a new offering statement at least every three years. In addition, if any broker-dealer will participate in an offering, such qualification requires approval of the offering by FINRA. The qualification process can take some time as the SEC and FINRA each conduct an independent review.

Pursuant to Regulation A, on December 20, 2023, we filed an offering statement for our second follow-on offering (the “Offering Statement”) with the SEC with RM Securities to serve as the broker-dealer. As of the date of this letter, the qualification process is currently ongoing and the issuance of shares will be paused until this process is completed. This includes shares issued through the distribution reinvestment plan (the “DRIP”) and shares issued through our automatic investment program.

We intend to reinstate the DRIP and automatic investment program upon qualification of the Offering Statement by the SEC. If you are a participant in the DRIP or automatic investment program, you will not need to take any additional actions as these programs will automatically resume upon qualification of the offering.

We appreciate your patience as we continue to work through the qualification process. As always, please feel free to reach out to your Investor Relations representative with any questions.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL APARTMENT GROWTH REIT, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and President

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Managing Director, RM Adviser, LLC

Date:	July 10, 2024